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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                       Mettler - Toledo International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   592688 10 5
                  ---------------------------------------------
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 pages

CUSIP NO. 592688 10 5
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American International Group, Inc.
       I.R.S. Identification No. 13-2592361
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of Delaware
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     2,239,611
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               2,239,611
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            2,239,611
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                            6.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       HC


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CUSIP NO. 592688 10 5
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       National Union Fire Insurance Company of Pittsburgh, Pa.
       I.R.S. Identification No.  25-0687550
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)      [ ]
                                             (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized under the laws of the Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     2,239,611
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               2,239,611
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            2,239,611
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                            6.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                       IC


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ITEM 1 (a).       NAME OF ISSUER:

                  Mettler - Toledo International Inc.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Im Langacher
                  PO Box MT  - 100
                  CH-8606
                  Greifensee, Switzerland

ITEM 2 (a).       NAME OF PERSON(S) FILING:

                  American International Group, Inc.

                  National Union Fire Insurance Company of Pittsburgh, Pa.

ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

                  American International Group, Inc.
                  70 Pine Street
                  New York, New York  10270

                  National Union Fire Insurance
                     Company of Pittsburgh, Pa.
                  70 Pine Street
                  New York, New York  10270

ITEM 2 (c).       CITZENSHIP:

                  The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value per share

ITEM 2 (e).       CUSIP NUMBER:  592688 10 5


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ITEM 3.       TYPE OF PERSONS FILING:

                       American International Group, Inc.:

                       (g) Parent Holding Company, in accordance with Rule 13d-1(b) (ii) (G) promulgated under the Securities Exchange Act of 1934, as amended (the "Act")

                       National Union Fire Insurance Company of Pittsburgh, Pa.:

                       (c) Insurance Company as defined in Section 3 (a) (19) of the Act

ITEM 4.       OWNERSHIP.

                       (a) through (c). The information requested hereunder is set forth, as of December 31, 1997, under Items 5 through 9 and Item 11 of the cover pages to this
                       Schedule 13G.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

                       Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                       ANOTHER PERSON.

                       Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                       WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiary of American International Group, Inc.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                       Not applicable.


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ITEM 10.      CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

                          AMERICAN INTERNATIONAL GROUP, INC.


                          By /s/ Kathleen E. Shannon
                          ------------------------------------
                          Name: Kathleen E. Shannon
                          Title:    Vice President and
                                    Secretary


                          NATIONAL UNION FIRE INSURANCE
                           COMPANY OF PITTSBURGH, PA.


                          By /s/ David B. Pinkerton
                          ------------------------------------
                          Name: David B. Pinkerton
                          Title:    Vice President


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
                                  EXHIBIT INDEX



Exhibit 1 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 2     Agreement of Joint Filing


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